Exhibit (a)(5)(xxiii)

PLEASE VOTE THE GOLD PROXY CARD TODAY

Dear Illumina shareholder:

As a shareholder of Illumina, Inc., you have an important decision to make regarding the future of your investment.  As you may be aware, on January 27, 2012, Roche commenced a tender offer to acquire all outstanding shares of Illumina for $44.50 per share in cash.  We believe that our offer is full and fair and provides value certainty and liquidity to shareholders amid increasing headwinds for Illumina and the broader sequencing sector.

We are disappointed that Illumina’s Board of Directors rejected our offer on February 7, 2012 and has refused to engage in discussions with us.  After Roche’s multiple attempts to engage were rebuffed, we decided to take our offer directly to you, Illumina’s shareholders, the true owners of the company.

THE BEST WAY FOR YOU, AS A SHAREHOLDER, TO OBTAIN VALUE CERTAINTY TODAY FOR YOUR SHARES IS TO TENDER YOUR SHARES INTO OUR OFFER AND VOTE FOR ROCHE’S INDEPENDENT DIRECTOR NOMINEES AND OTHER PROPOSALS AT THE 2012 ILLUMINA ANNUAL MEETING TO BE HELD ON 18 APRIL 2012.

Regardless of how many shares of Illumina you hold, it is important that your voice be heard at the company’s 2012 annual meeting, scheduled to be held on 18 April 2012.  We urge you to return the enclosed GOLD proxy card today indicating your support of our independent director nominees and proposals.  Your actions as a shareholder will help you obtain value certainty for your investment in Illumina.

Roche’s offer is full and fair and provides value certainty and liquidity today to shareholders

Our offer to acquire all outstanding shares of Illumina for $44.50 per share in cash represents a premium of 64% over Illumina’s closing stock price on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher – a 61% premium over the one-month historical average and a 43% premium over the three-month historical average of Illumina’s share price, both as of

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December 21, 2011.  It allows shareholders to immediately realize, upon the closing of our tender offer, a significant return relative to the unaffected share price.

Additionally, the 29.5x Price/Earnings (P/E) and 5.6x Enterprise Value/Revenue multiples represented by our offer value Illumina well above any of its peers and above multiples offered in recent precedent life sciences tools transactions.

Illumina has historically traded at a premium and high multiple relative to its estimated long-term earnings growth, with an average P/E to Growth (P/E/G) ratio of 1.42x over the past three years.  Our offer accounts for this and values Illumina at a P/E/G ratio of 1.74x, which is at the high end of the range of Illumina’s peers and approximately equal to Illumina’s three-year high (achieved for only 9 trading days during the past 3 years).

Over the past year, Illumina’s growth prospects diminished

In 2011, Illumina’s stock declined as much as 60% from its 52-week high reached on July 6 due to several factors.  First, the company lowered revenue guidance twice in 2011 following a drop in orders against a backdrop of constrained government spending.  Government and academic customers, who primarily rely on government grants, account for 80% of Illumina’s sales.  Also weighing on Illumina’s stock price in 2011 was a shift in buyer preferences from high-cost, high throughput machines ($500k+) to low-cost, compact, benchtop machines ($50k+) and the uncertainty surrounding the impact of this product line transition.  This shift in buyer preferences is being accelerated by recent product innovations and announcements from Life Technologies and Oxford Nanopore, further diminishing Illumina’s growth prospects.  Finally, Illumina’s above-referenced 60% price decline from its 52-week high coincides with a 72% decline in its consensus projected earnings growth over this same period.

As the gene sequencing market continues to mature and prices decline, Illumina’s future growth prospects have been reduced

Looking at 2012 and 2013, Illumina will continue to face revenue headwinds due to uncertainty over government funding levels, corresponding hesitation to spend by institutional/academic customers, competition from innovative next generation sequencing devices and rapidly evolving novel sequencing technologies.  Reflective of these headwinds, Illumina management recently issued its lowest revenue and earnings growth guidance in the past five years.  Specifically, there are five challenges weighing on Illumina’s growth prospects:
•	limited visibility on the FY 2013 budget for the National Institutes of Health (NIH), a significant customer of Illumina that accounts for approximately one-third of its sales,

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•	increased competition for market share in sequencing from established competitors such as Life Technologies and new entrants with novel and innovative sequencing solutions, such as Oxford Nanopore,
•	a significant need for research and development investment, in order for Illumina to keep up with evolving technologies,
•	a significant need for investment into global marketing and sales infrastructure required to successfully bring Illumina’s products to the broader Life Science and Diagnostics market, and
•	a constrained European end market due to European macro-economic pressures.
Such diminished growth prospects are an indication that the challenges Illumina is facing reflect a new market reality and its lower share price as compared to early 2011 is not simply a short-term dislocation.

Illumina’s own actions suggest a bearish view of the stock price

Over the first two quarters of 2011, Illumina repurchased $366 million of shares when its stock was trading in the $60’s and $70’s per share.  Yet during Q4 2011, when the average Illumina stock price was $29.49 per share, no additional share repurchases were executed, despite $1.1 billion of balance sheet cash available for use.  Given Illumina management’s stated perspective around the Q4 stock price representing a “temporary dislocation,” it is surprising that additional share repurchases were not executed.  This inactivity suggests a lack of conviction by Illumina in a near-term recovery of its stock price.

This view is further reinforced by management’s actions in connection with a hedge transaction related to its 2014 convertible notes.  As part of that transaction, Illumina’s investment bank counter-parties have the right to purchase from Illumina 18.3 million shares of the company’s common stock at a price of $31.44 per share.  For every dollar that Illumina’s stock price increases above $31.44, the total cost of that liability increases by more than $18 million, so addressing these outstanding warrants while Illumina’s share price was below $31.44 during Q4 2011 could have created significant value for shareholders.  If Illumina's management team strongly believed its share price would meaningfully appreciate in the near-term, the prudent course of action would have been to extinguish these outstanding warrants when the share price was below $31.44 and $1.1 billion of balance sheet cash was available to use for this very purpose.

Because of the lack of action by Illumina management, at the $44.50 offer price, Illumina will owe its investment banking counter-parties more than $390 million as a result of these outstanding warrants (as disclosed in Illumina’s Schedule 14D-9).  This is meaningful cash value – nearly one-third of Illumina’s cash on hand – that will be received by Illumina’s investment banking counter-parties instead of being available to Illumina’s shareholders in the form of additional consideration.

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Absent Roche’s offer, Illumina’s shares would likely trade at a significantly lower price

Illumina’s current stock price is being driven by the market’s speculation about a transaction, and in the absence of Roche’s offer, Illumina’s stock would likely trade at a significantly lower price.  Illumina’s forward P/E/G multiples have been relatively consistent over the past three years, trading at an average of 1.42x.  Applying this multiple to Illumina’s current earnings and earnings growth estimates implies a share price in the mid $30’s.  Other valuation methodologies also suggest that Illumina’s stock price, absent Roche’s offer, would likely be in the low-to-mid $30’s range.  Additionally, Wall Street analysts’ median price target prior to our offer was $34, which represented their estimation of Illumina’s standalone value assuming that Illumina performs in line with its 2012 guidance, which it has historically been inconsistent in achieving.

Our offer of $44.50 per share represents a significant premium to where Illumina would likely trade on a standalone basis and provides certainty of value through an all-cash payment to Illumina’s shareholders.

Future risks and uncertainty in the sequencing market are fully reflected in Illumina’s unaffected trading price

Illumina is widely covered by Wall Street research analysts, who understand the future potential of the sequencing market, Illumina’s role in the industry, as well as its future growth prospects.  Prior to Roche’s offer, analysts used their in-depth understanding of the industry to derive price targets for Illumina.  As mentioned above, these price targets had a median value of $34 per share.  Since Roche made its offer, Illumina has not released any material information that would tend to alter these price targets.  Therefore, according to these research analysts, even after accounting for projected market and company growth, Illumina’s value today and over the next twelve months should be in the mid-$30’s per share.  Roche’s offer represents a substantial premium above this range, which fully reflects the further promise of the sequencing market and attractiveness of Illumina’s assets and management team.

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Furthermore, for Illumina’s shareholders to receive greater value from a standalone company in the future, Illumina’s management would have to execute its long-term plan flawlessly - referred to in its rejection of Roche’s tender offer.  However, many factors could interfere with the execution of its plan:

•
Illumina does not have and may not be able to develop the scale and infrastructure required to expand successfully into the broader Life Science and clinical diagnostics market, which could affect its future growth prospects,

•
Illumina has little experience in regulated areas such as clinical diagnostics that require significant system development, experience in performing clinical trials, and experience to successfully interact with the FDA, as Illumina would be new to the clinical diagnostics segment. These factors could also delay the transition of its sequencing products to routine clinical use.

In summary, evaluating Roche’s offer solely based on financial projections or market growth that may be achieved in several years fails to account for the substantial uncertainty inherent in any long-term forecast.  Roche’s offer is at the high-end of the range of metrics used to evaluate all types of M&A transactions: 12-month research analyst price targets, valuation multiples of revenue and earnings and premiums over the unaffected stock price.  Roche is offering a certain value today to shareholders that fully incorporates Illumina’s future growth prospects.

Elect Roche’s independent director nominees – Vote the GOLD proxy card today!

At the 2012 annual meeting, you will have the ability to decide on the future of your investment.  By electing our independent director nominees, and voting FOR the other proposals Roche has put forth – all detailed fully in the accompanying proxy statement – shareholders will have the best opportunity to have their voices heard and send a clear message to the management and Board of Illumina.  We believe the election of our independent directors and passage of our proposals is the best path forward for shareholders to obtain maximum and certain value for their shares of Illumina.

Although we need and are asking for your support to encourage discussions with Illumina so its Board can determine objectively whether Illumina should be sold to Roche, to some other bidder or remain independent, it remains our preference to engage in voluntary and meaningful discussions with Illumina’s management and current Board of Directors.  If we are successful in this proxy contest, we would expect the new Illumina Board to at least consider all strategic alternatives, of which Roche’s offer is just one option.

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After fulfilling its fiduciary duty to consider Illumina’s opportunities, we would hope to promptly begin discussions with the new Illumina Board. We also want Illumina’s CEO, Jay Flatley, to be an active participant in those discussions and hope that he would choose to remain with Illumina after its acquisition by Roche.  Although Mr. Flatley’s seat on the Illumina Board is one of those we are contesting in this election, if after the election one of the remaining incumbent Illumina directors chose to resign, Roche would support any Board decision to have Mr. Flatley fill that vacancy.

Do not let Illumina silence your voice.  Show support for Roche’s proposals by voting your shares for our proposals and independent director nominees today.  If you hold shares in your name directly, vote today by phone, Internet, or mail by signing, dating, and returning the enclosed GOLD proxy card in the postpaid envelope provided.  If you hold shares in “street name,” use the enclosed GOLD instruction card to tell your bank or broker to vote for the nominees.  If you have any questions or need assistance voting your shares, please contact MacKenzie Partners, the Information Agent for the offer, at (212) 929-5500 or (800) 322-2885 (toll-free) or via email at Illumina@mackenziepartners.com.
Thank you in advance for your support.

Severin Schwan
CEO of Roche Group

If you have questions or need assistance voting the GOLD proxy card, please contact:

105 Madison Avenue
New York, New York 10016
Illumina@mackenziepartners.com
Call Collect: (212) 929-5500
or
Toll-Free (800) 322-2885

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THESE MATERIALS CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN

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FORWARD-LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT, AMONG OTHERS: (1) ECONOMIC AND CURRENCY CONDITIONS; (2) COMPETITIVE AND TECHNOLOGICAL FACTORS; AND (3) RISKS AND UNCERTAINTIES RELATING TO THE PROPOSED TRANSACTION.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THESE MATERIALS ARE FOR INFORMATIONAL PURPOSES ONLY AND DO NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ILLUMINA COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON JANUARY 27, 2012. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HAS FILED A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS WITH THE SEC IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE 2012 ANNUAL MEETING OF ILLUMINA (THE “PROXY STATEMENT"). ROCHE HAS MAILED THE PROXY STATEMENT AND A PROXY CARD TO EACH ILLUMINA STOCKHOLDER ENTITLED TO VOTE AT THE 2012 ANNUAL MEETING. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY AND IN ITS ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE PROXY STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION CORPORATION AND THE INDIVIDUALS NOMINATED BY CKH ACQUISITION CORPORATION FOR ELECTION TO ILLUMINA’S BOARD OF DIRECTORS (THE “ROCHE NOMINEES") MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM ILLUMINA STOCKHOLDERS FOR USE AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS, OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF. INFORMATION REGARDING THE ROCHE NOMINEES AND THE DIRECTORS, OFFICERS AND EMPLOYEES OF ROCHE HOLDING LTD AND CKH ACQUISITION CORPORATION WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES CAN BE FOUND IN THE DEFINITIVE PROXY STATEMENT. NO ADDITIONAL COMPENSATION WILL BE PAID TO SUCH DIRECTORS AND EXECUTIVE OFFICERS FOR SUCH SERVICES. INVESTORS AND SECURITY HOLDERS CAN OBTAIN ADDITIONAL INFORMATION REGARDING THE DIRECT AND INDIRECT INTERESTS OF THE ROCHE NOMINEES AND OTHER PARTICIPANTS BY READING THE DEFINITIVE PROXY STATEMENT.

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